1(415) 856-7007

davidhearth@paulhastings.com

April 28, 2016	27226.00008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        Matthews International Funds – File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

We are counsel to the Matthews International Funds (d/b/a Matthews Asia Funds) (the “Trust”) and hereby submit for review the enclosed Post-Effective Amendment No. 68 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which is being filed pursuant to paragraph (a)(2) of Rule 485 under the Securities Act of 1933, as amended.

The purpose of the Amendment is to make further revisions in response to comments by the staff of the Securities and Exchange Commission on a proposed new series of the Trust, the Matthews Asia Credit Opportunities Fund.

A separate comment response letter has been filed by Edgar correspondence. In addition, an acceleration request will be submitted.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP